U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 12b-25
SEC FILING NO.
000-50096
NOTIFICATION OF LATE FILING

CUSIP NUMBER 51828V 10 4

[ X] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: December 31, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:  N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

Part I - Registrant Information

Full Name of Registrant: Latin Television, Inc.

Former Name if Applicable: Stratus Entertainment, Inc.

Address of Principal Executive Office (Street and Number): 3200 Airport Avenue, Ste. 20, Santa Monica, CA 90405

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate).

(a)              The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)              The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject annual report or transition report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

(c)              The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

The registrant was unable without unreasonable effort and expense to prepare its accounting records and schedules in sufficient time to allow its  accountants to complete its review of the registrant for the period ending December 31, 2007, before the required filing date for its Form 10-KSB.

Date: March 31, 2008	Latin Television, Inc. By: /s/ Derek J. Jones Derek J. Jones, Chief Executive Officer, President and Director

 ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).